September 28,2006

VIA EDGAR

Mr. Josh Forgione

Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Frontier Fund (the “Trust”)

Form 10-K for the year ended December 31, 2005

Filed March 15, 2006

File No. 000-51274

Dear Mr. Forgione:

This letter is being sent to you to address the comment you raised in your letter dated September 14, 2006 (the “Comment Letter”), addressed to S. Brent Bales, the Chief Financial Officer of Equinox Fund Management, LLC, the managing owner of the Trust (the “Managing Owner”). In response to the sole comment set forth in the Comment Letter, please see our response.

Form 10-K for the year ended December 31, 2005

1.	Please tell us why each of your Series should not be viewed as separate registrants. We note that each Series of the Trust are separate and distinct from each other. In this regard, each of your Series has different investors and the capital raised by each Series is invested separately. We also note that each Series is liable only for obligations related to such Series and investors are not subject to losses or liabilities of any Series in which they have not invested.

Response:

Although the series (each, a “Series”) of units of beneficial interest (the “Units”) in the Trust are separate and distinct from each other, the Trust was formed as a single statutory trust pursuant to the Delaware Statutory Trust Act, as amended (the “Trust Act”). According to advice received from Delaware counsel, Section 3806(b)(2) of the Trust Act permits the governing instrument of a statutory trust to provide for designated series of beneficial interests with respect to specified property or obligations of the entity or profits and losses associated with specified property or obligations. Such Section also provides that such series of beneficial interests may, to the extent provided in the governing instrument of such statutory trust, have a separate business purpose or investment objective. In reliance upon such advice, the Trust has issued multiple Series of Units. However, the existence of such Series does not alter the fact that the Trust remains a single legal entity.

In addition, as a single legal entity, the Trust has been issued one Employer Identification Number by the Internal Revenue Service. Likewise, the Trust has been issued a single pool identification number by the National Futures Association.

The Trust has been structured to offer investors in a Series the ability to exchange their Units for Units in another Series subject to and in accordance with the terms and conditions set forth in the Trust’s prospectus and the Trusts amended and restated declaration of trust and trust agreement. Because the Series are all registered under the Trust, information regarding each Series is contained within the Trust’s single prospectus which covers all Series. Therefore, if an investor chooses to exchange its Units in one Series for Units in another Series, the Trust is assured that such investor has received all of the disclosure regarding the Series into which it is exchanging. Such exchanges would be less practicable if the Series were registered separately as opposed to as Series of the single-registrant Trust.

We note that the Trust first submitted an initial registration statement on Form S-1 on August 29, 2003 which covered five (5) separate Series of Units.1 Before such registration statement was declared effective by the Securities and Exchange Commission on February 5, 2004, the Trust underwent a full, substantive review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Not once during the numerous rounds of comments was the decision to register the Series collectively under the Trust questioned, and when the Trust’s registration statement was declared effective in February 2004, the Division of Corporation Finance deemed the Trust to be a single registrant.

Furthermore, we note that, while not registered as an investment company under the Investment Company Act of 1940, as amended, the Trust is designed to be analogous to a mutual fund. It is our understanding that it is common practice in the mutual fund industry to have a single registrant issue multiple mutual funds under the same registration statement, just as the Trust issues the multiple Series under its registration statement. For example, Wasatch Funds, Inc. (CIK Number 000080663) issues twelve (12) separate funds under a single registration statement, each of which has its own investment strategy and the assets of each of which is segregated from the assets of each other fund. Likewise, Phoenix Multi-Series Trust (CIK Number 0000884122) issues three (3) separate funds under a single registration statement.

[1]	The remaining Series of Units were registered by the Trust pursuant to subsequent registration statements on Form S-1 declared effective on June 29, 2004, February 8, 2005 and May 9, 2006.

Finally, in addition to the practice of the mutual fund industry, we note that various corporations routinely issue multiple series of tracking stocks, each of which tracks a certain division or branch of the corporation and the assets of which are segregated from the assets of other series of stock issued by such corporation.

In light of the foregoing, we trust that no further response to the Comment Letter is required.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

•	the Trust is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

The Frontier Fund
(Registrant)

By:	/s/ S. Brent Bales
S. Brent Bales
Chief Financial Officer of
Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund